[Ingersoll Rand Letterhead]

April 5, 2013

VIA EDGAR

Re:	Ingersoll-Rand Public Limited Company
Preliminary Proxy Statement on Schedule 14A
Filed March 15, 2013
File No. 001-34400

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Ladies and Gentlemen:

Ingersoll-Rand Public Limited Company (the “Company”) is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INGERSOLL-RAND PUBLIC LIMITED COMPANY

By:	/s/ Barbara A. Santoro
	Name:	Barbara A. Santoro
	Title:	Vice President – Corporate Governance and Secretary